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                            November 6, 2020

       David-Alexandre Gros
       Chief Executive Officer
       Novus Therapeutics, Inc.
       19900 MacArthur Blvd., Suite 550
       Irvine, CA 92612

                                                        Re: Novus Therapeutics,
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 23,
2020
                                                            File No. 001-36620

       Dear Dr. Gros:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A Filed October 23, 2020

       Reasons for the Transactions, page 13

   1. We note your disclosure that Novus and its management team negotiated the "most favorable equity split"
for Novus stockholders. Please revise your disclosure to quantify the equity split by
providing the actual percentage ownership existing Novus stockholders will own on a
fully-diluted basis following the Anelixis Acquisition.
   2. We note your disclosure that your board of directors considered the Anelixis Acquisition to be more favorable to
your stockholders than a potential liquidation. Please revise to quantify the
liquidation value considered by the Board and discuss the basis for the calculation and any
material assumptions.
 David-Alexandre Gros
FirstName LastNameDavid-Alexandre     Gros
Novus Therapeutics, Inc.
Comapany 6,
November  NameNovus
             2020      Therapeutics, Inc.
November
Page 2    6, 2020 Page 2
FirstName LastName
Proposal No. 1: Approval of Conversion Proposal, page 46

3. We note that your Proposal No.1 Approval of Conversion Proposal is a result of your acquisition of Anelixis. Please revise your proxy statement to provide all of the information relating to Anelixis and the acquisition that is required by Item 14(b)(7) of
         Schedule 14A, including the information required by Items 1005(b) and 1011(a)(1) of
         Regulation M-A. Please refer to Note A of Schedule 14A.
4. We note your table under the subheading "Shares Issuable Upon Conversion." Please revise this section to indicate the total number of shares of common stock issued and reserved for issuance upon the approval of this conversion proposal. In addition, please disclose the aggregate shares of common stock issuable upon conversion in your narrative "Overview" sub-section directly above.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jason Drory at (202) 551-8342 or Joe McCann at (202) 551-6262 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences